EXHIBIT 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

ENDRA Life Sciences Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST:  The Certificate of Incorporation of the Corporation is hereby amended at the Effective Time by deleting the first paragraph of Article FOURTH in its entirety and replacing the first paragraph of Article FOURTH with the following:

“FOURTH: The total number of shares of stock that the Corporation shall have authority to issue shall be 30,000,000 shares, consisting of 20,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and 10,000,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock then outstanding, the number of authorized shares of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), each share of the Common Stock, issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into a fraction of a share of Common Stock at a ratio between 1-for-20 and 1-for-50, inclusive, with the exact ratio to be determined by the Board in its discretion and publicly announced by the Corporation at least five business days prior to the effectiveness of the Certificate of Amendment; provided, however, that no fractional shares shall be issued to stockholders as a result of the foregoing reclassification and that in lieu thereof, the Corporation shall, after aggregating all fractions of a share to which a holder would otherwise be entitled, round any resulting fractional shares up to the nearest whole share. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock into which shares of Common Stock have been reclassified and converted, but giving effect to the rounding of fractional shares provided for in the immediately preceding sentence.”

SECOND: The reverse split ratio chosen by the Board of Directors on August 8, 2024 is 1-for-50.

THIRD: The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware.

FOURTH: The foregoing amendment shall be effective as of 12:01 a.m., Eastern Time, on August 20, 2024.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16th day of August 2024.

ENDRA Life Sciences Inc.

By:	/s/ Richard Jacroux
Richard Jacroux, Chief Financial Officer